Exhibit 99.9

STEWARDSHIP FRAMEWORK AGREEMENT

March 8, 2022

MR Cobalt Advisor LLC

712 Fifth Avenue, 17th Floor

New York, New York 10019

Attn: Paul C. Hilal

Ladies and Gentlemen:

Dollar Tree, Inc. (the “Company”), on the one hand, and MR Cobalt Advisor LLC (“Mantle Ridge”), on behalf of itself, its affiliates and its affiliated funds (such affiliates and funds, together with Mantle Ridge, collectively, the “Mantle Ridge Group”), on the other hand, have mutually agreed to the terms contained in this Stewardship Framework Agreement (this “Letter Agreement”).

Mantle Ridge is a well-resourced corporate steward that seeks to advance the interests of all stakeholders through constructive engagement over the long-term.

The purpose of this Letter Agreement is to enhance the stewardship and performance of the Company and its Board of Directors (the “Board”), in furtherance of the interests of shareholders and all other stakeholders. For purposes of this Letter Agreement, (i) we refer to each of the Company and the Mantle Ridge Group as a “Party” and, collectively, as the “Parties” and (ii) “Board Reconstitution Time” means the earlier of (x) 12:01 A.M., Eastern time, on the first business day immediately following the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ending January 29, 2022 with the Securities and Exchange Commission (“SEC”) and (y) the date and time after March 15, 2022 that Mantle Ridge specifies in a notice delivered at least is three (3) business days in advance of the specified date and time.

1. Board Matters.

(a) Board Actions. As of the date of this Letter Agreement, the Board has taken the following actions (and delivered to Mantle Ridge copies of its executed Board resolutions approving and authorizing such actions):

(i) New Directors. The Board has duly appointed, effective as of the Board Reconstitution Time, Paul C. Hilal (referred to in this Letter Agreement, collectively with any Successor MR Director (as defined below) as the “Mantle Ridge Director”) and Richard W. Dreiling, Cheryl W. Grisé, Daniel J. Heinrich, Edward J. Kelly, III, Mary A. Laschinger and Bertram L. Scott (collectively with the Mantle Ridge Director and any Successor Independent Director as defined below, the “New Directors”) to serve as directors of the Company with terms expiring at the Company’s next annual meeting of stockholders (including any adjournments or postponements thereof, the “Upcoming Annual Meeting”). The Mantle Ridge Group affirms that the New Directors, other than Paul C. Hilal, are unaffiliated with the Mantle Ridge Group;

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(ii) Retiring Directors. The Board has received and duly accepted the irrevocable retirements, effective as of the Board Reconstitution Time, of Arnold S. Barron, Gregory M. Bridgeford, Lemuel E. Lewis, Bob Sasser, Carrie A. Wheeler and Thomas E. Whiddon (the “Retiring Directors”). These retirement confirmations have been duly executed and delivered to the Company (with copies provided to Mantle Ridge) and are in the form set forth in Exhibit A;

(iii) Expansion. The Board has duly adopted a resolution to increase the size of the Board to twelve (12) directors, effective as of the Board Reconstitution Time;

(iv) Nomination. The Board has resolved to nominate each of the New Directors and Thomas W. Dickson, Jeffrey G. Naylor, Winnie Y. Park, Stephanie P. Stahl, and Michael A. Witynski (together with any Successor Continuing Director as defined below, the “Continuing Directors”) for reelection to the Board at the Upcoming Annual Meeting and all of such New Directors and Continuing Directors have consented to serve and be named in the Company’s proxy statement;

(v) Independence. Based upon and in reliance upon the information provided by the New Directors (and as applicable the Mantle Ridge Group and its representatives), the Board has made the requisite determinations regarding “independence” for each of the New Directors, other than Mr. Dreiling, under the rules and regulations of The Nasdaq Stock Exchange (the “Nasdaq”) to enable Board and Board committee membership and service as contemplated by this Letter Agreement, and the Company agrees, working in close coordination and consultation with Mantle Ridge, to take such position with the Nasdaq and other applicable regulatory authorities with respect to each New Director as long as any such New Director continues to reasonably meet such requirements;

(vi) By-Law Amendment. The Board has duly amended and restated the By-Laws of the Company so that they would, effective as of the Board Reconstitution Time, read in full as set forth in Exhibit B (the “Amended and Restated By-Laws”);

(vii) Appointments. In recognition of receipt of their respective consents to serve in such capacity, the Board has duly appointed, effective as of the Board Reconstitution Time:

(A) Mr. Dreiling to serve as Executive Chairman of the Board;

(B) Mr. Hilal to serve as Vice Chairman of the Board; and

(C) Mr. Kelly to serve as Lead Independent Director.

(viii) Corporate Governance Guidelines. The Board has duly amended the Company’s Corporate Governance Guidelines so that they would, effective as of the Board Reconstitution Time, read in full as set forth in Exhibit C (the “Corporate Governance Guidelines”); and

(ix) Service on Other Boards. The Board has approved, for purposes of Section 3.4 of the Corporate Governance Guidelines, the service by the New Directors on the board of directors of each of the other companies on which they currently serve as disclosed to the Company prior to the date hereof.

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(x) No Change in Control. The Board Reconstitution and the other actions set forth in this Letter Agreement have been unanimously approved by the Board and shall not be deemed to constitute a change in control for any purpose. To the extent necessary for any agreement or arrangement or obligation, the Board affirmatively declares these actions to not be a change of control.

(xi) Board Size. For a period of three (3) years after the date of this Letter Agreement, the size of the Board will be not more than twelve (12) directors (other than as may be agreed).

(xii) Period Prior to the Board Reconstitution Time; Observer Right.

(A) Observer. The Company agrees that, from the execution of this Letter Agreement until the consummation of the actions set forth in Sections 1(a) and 1(h) (the “Board Reconstitution”), the Mantle Ridge Director and Mr. Dreiling shall each be a non-voting observer of the Board (each a “Board Observer”). As such, except for the right to vote, each Board Observer shall have all the rights and privileges of, and shall be treated no less favorably than, a member of the Board, including, without limitation, being timely noticed and invited to attend and participate (whether virtually or in person) in all meetings of the Board and Board committees and to timely, and no later than directors, receive copies of all relevant notices, minutes, resolutions, consents and other materials, documents, communications and information provided or made available to or relevant to directors in connection with such meetings (including, but not limited to, immediate and full access to the archived documents of the Company and the Board). The Board and each committee thereof shall coordinate the scheduling of its meetings with the Board Observers in order to permit the Board Observers’ participation at each such meeting. The Company shall use reasonable efforts to ensure the Board Observers can participate in all meetings, which efforts will be no less than those afforded other directors. In the event a Board Observer is unable to attend any Board or Board committee or other Board meeting, such Board Observer shall be entitled to select a substitute person to serve as a non-voting observer. With respect to the next regularly scheduled meetings of the Board and Board committees following the date of this Letter Agreement (the “Upcoming Board Meeting”), the Company has provided by e-mail to Mantle Ridge the complete, comprehensive, and detailed agenda detailing all the matters to be addressed prior to the date hereof and has received written confirmation of receipt and acceptability thereof.

(B) Upcoming Board Meeting. Mantle Ridge agrees that the Board Observers shall attend the Upcoming Board Meeting only if the Board departs from the detailed agenda that Mantle Ridge approved for the business to be conducted at the Upcoming Board Meeting. The Upcoming Board Meeting has been scheduled for a time that the Board Observers have confirmed they can attend if needed. If there is any deviation from the detailed agenda for the Upcoming Board Meeting or if any other meetings of the Board

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(or any committee thereof) are scheduled between the execution of this Letter Agreement and the Board Reconstitution Time, the Company shall ensure the Board Observers can participate. The Board Observers will be notified immediately as soon as there is an expectation that there may be a deviation from such agenda, and the nature of such deviation.

(b)	Nomination Notice.

(i) Acceptance of Notice. The Company agrees and confirms that the “Notice of Stockholder Proposal and Nomination of Candidates for Election to the Board of Directors to be Presented, in each case, at the 2022 Annual Meeting of Stockholders of Dollar Tree, Inc.”, dated December 10, 2021 and other supplemental information, materials and submissions made to the Company in connection therewith (the “Nomination Notice”) is deemed valid and timely and, if the Board Reconstitution Time does not occur, the Company will include the candidates nominated by the Mantle Ridge Group on the ballot for the 2022 Annual Meeting.

(ii) Withdrawal of Notice. Upon full effect of the Board Reconstitution Time, the Mantle Ridge Group will be deemed to have irrevocably withdrawn its Nomination Notice.

(c) Ordinary Course of Business. The Company agrees that, from the execution of this Letter Agreement until the Board Reconstitution, the business of the Company shall be conducted only in the ordinary course of business consistent with past practice, and the Company shall not take any action or make any payment except, in the ordinary course of day-to-day business operations consistent with past practice, and the Company shall, and shall cause its subsidiaries to, use reasonable best efforts, subject to the Board’s fiduciary duties under applicable law, to maintain and preserve intact the Company’s current organization and operations; provided, however, that the Board shall continue to have full power and authority to take actions necessary to address unforeseen circumstances that may require Board or corporate action out of the ordinary course, provided that the Board Observers are promptly informed of the need for such Board action and included as Board Observers in the Board meetings, activities, and information flow in connection therewith.

(d)	Annual Meeting Nominees.

(i) Upcoming Annual Meeting Proxy Statement; Director Nomination Conditions. Subject to the Successor Director provisions of this Letter Agreement, the Company confirms and agrees that the slate of nominees recommended by the Board in the Company’s proxy statement and on its proxy card relating to the Upcoming Annual Meeting shall exclusively comprise each of the New Directors and the Continuing Directors, each of which New Director, as set forth in the attached Exhibit D, has consented to being named in the proxy statement for the Upcoming Annual Meeting, subject in each case to such nominees (i) timely providing to the Company all information that the Company is entitled to receive from directors regarding each of them and is required to be or is customarily disclosed for directors, candidates for directors, and their affiliates and representatives in a proxy statement filed pursuant to the proxy rules of the SEC or any

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other filings under applicable law or stock exchange rules or listing standards, information in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations, (ii) executing all documents required to be executed by directors nominated for election, such documents to be in substantially the same form as documents executed and provided by directors in connection with the prior year’s annual meeting of shareholders, including the Company’s director and officer questionnaire, background check processes and other reasonable and customary director onboarding documentation, in each case subject to Section 1(e) [Company Policies] and (iii) if not previously interviewed (which interviews the Company confirms have occurred with respect to the New Directors who are specified herein as of the date of this Letter Agreement), being interviewed by representatives of the Board and/or the Nominating and Governance Committee, as reasonably requested (collectively, the “Director Nomination Conditions”).

(ii) Election Efforts. Subject to the Director Nomination Conditions, the Company shall use its reasonable best efforts to cause the election of the New Directors and the Continuing Directors at the Upcoming Annual Meeting. These reasonable best efforts will include listing such persons in the proxy statement and proxy card prepared, filed and delivered in connection with such meeting and recommending that the Company’s stockholders vote in favor of the election of such individuals and otherwise supporting each of them for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate (such efforts, the “Election Efforts”).

(e) Company Policies. Except as set forth in Section 4, the Mantle Ridge Group acknowledges that the policies, procedures, processes, codes, rules, standards and guidelines applicable to other directors of the Company, including the Amended and Restated By-Laws, Corporate Governance Guidelines and Code of Ethics (as may be amended from time to time, collectively, the “Company Policies”) will be applicable to the New Directors as well as the Continuing Directors during their respective terms of service. The Company represents and warrants that all Company Policies currently in effect are publicly available on the Company’s website or have been provided to the Mantle Ridge Group or their counsel.

(f) Non-Interference. Except as required by applicable law or stock exchange rules or listing standards, neither the Company nor the Board will alter or adopt any Company Policies or amend its Amended and Restated By-Laws from the time of execution of this Letter Agreement through the Board Reconstitution Time, and thereafter will not alter or adopt any Company Policies or amend its Amended and Restated By-Laws in a manner that would interfere with the purpose of this Letter Agreement. The Company agrees that it shall not take any action or make any omission that would reasonably be expected to alter or rescind or impinge upon, or otherwise compromise, the effect of the Board Reconstitution. The Company shall recommend against and oppose any action or proposal by any individual, group or organization that would interfere, frustrate or otherwise undermine the occurrence of the Board Reconstitution.

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(g) Review of Proxy Materials. The Company further agrees that the Mantle Ridge Group will have the opportunity to review and comment upon the Company’s proxy statement and proxy card and any additional solicitation materials relating to the Upcoming Annual Meeting in advance of filing or first use and that the Company will consider in good faith any comments provided by the Mantle Ridge Group.

(h)	Committees.

(i) Reconstituted Board Committees. The Board has resolved to reconstitute the leadership and composition of the committees of the Board, effective as of the Board Reconstitution Time, as set forth on Exhibit E, and the Company shall maintain such committee leadership and composition until at least immediately prior to the annual meeting following the Upcoming Annual Meeting of the Company’s stockholders, subject to the committee members’ continued service and compliance with director independence requirements of the Nasdaq for serving on the relevant committee. Following such period, the leadership and composition of the committees of the Board shall be determined by the Board taking into consideration the recommendation of the Nominating & Governance Committee. Subject to Section 10 [Fiduciary Duties], each director will have access to all Board committee materials and be entitled to attend any and all Board committee meetings at his or her discretion (with such committee meetings being scheduled for non-overlapping times to enable and facilitate such discretionary attendance by the New Directors and the Continuing Directors).

(ii) New Committees. The Board has resolved to create, effective as of the Board Reconstitution Time, a new Finance Committee of the Board (the “Finance Committee”) and a new Sustainability and Corporate Social Responsibility Committee of the Board (the “Sustainability and Corporate Social Responsibility Committee”). The Finance Committee is expected to have such responsibilities and authorities as the Board determines and would be appropriate for such a committee. The Sustainability and Corporate Social Responsibility Committee is expected to have such responsibilities and authorities as the Board determines regarding the Company’s sustainability as currently set forth in the charter of the Nominating, Governance and Sustainability Committee and regarding the Company’s human capital management and workplace environment and culture matters as currently set forth in the charter of the Compensation Committee, with the charters of such existing committees being accordingly updated and the Nominating, Governance and Sustainability Committee being renamed the Nominating & Governance Committee as of the Board Reconstitution Time.

(i)	Continuity of Representation.

(i) Successor MR Director. If during the term of this Letter Agreement the Mantle Ridge Director ceases to serve as a member of the Board, the Mantle Ridge Group shall be entitled to have another individual appointed to the Board (a “Successor MR Director”), and the Company shall take all necessary actions to cause any such Successor MR Director to be appointed to the Board promptly after receiving notice by Mantle Ridge Group of the identity of such person. All references to the Mantle Ridge Director, for purposes of this Letter Agreement, shall be deemed references to such Successor MR Director in the event that a Successor MR Director is appointed.

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(A) Fiduciary Duties. Notwithstanding the foregoing, the Board shall not be required to appoint any individual as a Successor MR Director if the Board, in good faith determines, and the Board’s primary outside legal counsel advises, that such an appointment could not be made without violating their fiduciary duties under applicable law.

(B) Successor MR Director Process. In the event a Successor MR Director proposed by the Mantle Ridge Group is rejected, the Mantle Ridge Group shall be entitled to continue proposing successive replacements to the Board.

(C) Successor MR Director Appointment. Any replacement shall be promptly, and in any event within ten (10) days after receiving notice from Mantle Ridge of the identity of such person, appointed to the Board (subject to the Board’s right to make the fiduciary determination described in subparagraph (A) above). The Company acknowledges that time is of the essence in appointing such Successor MR Director to the Board and will use reasonable best efforts to ensure such director is appointed as soon as practicable. The Company will make reasonable best efforts to adjust the calendar of business and activities to ensure such Successor MR Director will not miss Board business. During the period between any Mantle Ridge Director ceasing to serve as a director on the Board and the appointment of a Successor MR Director to the Board, Mantle Ridge shall be entitled to designate a Board Observer to the Board who shall have all the rights and privileges set forth in Section 1(a)(xii)(A).

(D) Vice Chairman and Committee Appointment. Any Successor MR Director appointed to the Board in accordance with this Section shall, subject to compliance with director independence and other standards of the Nasdaq or any successor thereto and the SEC, take over in capacity of the Vice Chairman and be appointed to all applicable committees of the Board on which the Mantle Ridge Director served immediately prior to the resignation, removal or incapacity of, or other circumstances regarding, the Mantle Ridge Director that triggered the process of appointing the Successor MR Director.

(E) Independence. The Company and the Mantle Ridge Group shall both use reasonable best efforts to take such actions as may be warranted to ensure that the Successor MR Director is deemed independent by the Board, and is found independent by the relevant regulatory entities so long as the Successor MR Director reasonably satisfies such independence requirements.

(F) Efforts. While this Letter Agreement remains in effect, the Company shall use reasonable best efforts to cause the election of the Mantle Ridge Director to the Board at each annual meeting of stockholders (or special meeting called for the purpose of electing directors) (including using all Election Efforts).

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(ii) Successor Independent Director. If, at the Board Reconstitution Time, or during the period after the Board Reconstitution Time through the Upcoming Annual Meeting, a New Director other than the Mantle Ridge Director cannot serve or ceases to serve as a member of the Board, the Mantle Ridge Group shall be entitled to select another individual to be appointed to the Board as an independent director who is not employed by the Mantle Ridge Group (each a “Successor Independent Director” and, together with the Successor MR Director and the Successor Continuing Director (as defined below), each a “Successor Director”) from the list of alternate independent directors disclosed to the Company’s counsel by Mantle Ridge’s counsel on March 6, 2022, in an e-mail with the subject line “Alternate Directors,” and the Mantle Ridge Group agrees to facilitate interviews by the Board and Nominating & Governance Committee of such persons if required and their completing their customary processes as to such persons. The Parties agree that each of the alternate directors is independent of each of the Company and the Mantle Ridge Group, qualifies (assuming satisfaction of applicable requirements) as “independent” under the Nasdaq Listing Rules, the SEC rules and regulations and the guidelines of the Company’s independent registered public accounting firm, and has qualifications, experience and industry expertise that are substantially similar to the New Directors and Continuing Directors. The Company shall take all necessary actions to promptly appoint each such Successor Independent Director to the Board and the applicable committee(s) and leadership positions; it being understood that the Board shall appoint each such Successor Independent Director unless the Board, in good faith determines, and the Board’s primary outside legal counsel advises, that such an appointment could not be made without violating their fiduciary duties under applicable law. The Company acknowledges that time is of the essence in appointing such Successor Independent Director to the Board. All references to “New Director,” for purposes of this Agreement, shall be deemed references to the Successor Independent Director that replaced the applicable New Director in the event that a Successor Independent Director is appointed.

(iii) Successor Continuing Director. If, at the Board Reconstitution Time, or during the period after the Board Reconstitution Time through the Upcoming Annual Meeting, a Continuing Director cannot serve or ceases to serve as a member of the Board, the Parties acknowledge and agree that (A) Gregory M. Bridgeford shall replace such Continuing Director, (B) if another replacement is needed, or if Gregory M. Bridgeford does not consent to serving, does not then qualify as “independent” as described later in this paragraph, or otherwise cannot serve for any reason, then Carrie A. Wheeler shall be deemed to replace such Continuing Director, (C) if another replacement is needed or if Gregory M. Bridgeford and Carrie A. Wheeler do not consent to serving, do not then qualify as “independent” as described later in this paragraph, or otherwise cannot serve for any reason, then the Nominating & Governance Committee shall be entitled to select another individual to be appointed to the Board as an independent director (each a “Successor Continuing Director”). The Parties agree any such replacement director should reasonably qualify as “independent” under the Nasdaq Listing Rules, the SEC rules and regulations and the guidelines of the Company’s independent registered public accounting firm, and have qualifications, experience and industry expertise that are substantially similar to the Continuing Directors and the New Directors. The Company shall take all

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necessary actions to promptly appoint each such Successor Continuing Director to the Board and the applicable committee(s) and leadership positions. The Company acknowledge that time is of the essence in appointing such Successor Continuing Director to the Board. All references to “Continuing Director,” for purposes of this Letter Agreement, shall be deemed references to the Successor Continuing Director that replaced the applicable Continuing Director in the event that a Successor Continuing Director is appointed.

(iv) Onboarding. The onboarding of each Successor Director will be promptly effected and through a reasonable and customary process no more onerous, burdensome or time consuming than the process for onboarding any other director to the Board, and neither the Company nor the Mantle Ridge Group will take action to prejudice a Successor Director’s ability to timely join the Board. The Successor Director will timely comply with this process.

(j) Vice Chairman. The Company shall maintain the position of the Vice Chairman of the Board with rights and authorities as defined in the Amended and Restated By-Laws and the appointment of the Mantle Ridge Director to such position, in each case, at all times for as long as this Letter Agreement remains in effect and subject to the Mantle Ridge Director’s consent to serve in such capacity.

(k) Annual Meeting. The Company shall hold the Upcoming Annual Meeting no later than Friday, July 8, 2022, and the Mantle Ridge Group and the Company shall cooperate with respect to setting a record date, consistent with applicable law and regulation, that seeks to provide stockholders ample time for consideration while also minimizing the number of “empty” shares (i.e., shares that are transferred following the record date and therefore unlikely to be voted).

(l) Quorum and Voting. Through the Upcoming Annual Meeting, each member of the Mantle Ridge Group will (i) cause, in the case of all shares of Common Stock owned of record, such shares and (ii) cause the record owner, in the case of all shares of Common Stock beneficially owned but not owned of record, and for which the Mantle Ridge Group has the right to direct the vote, in each case directly or indirectly, by any member of the Mantle Ridge Group and any of its or their affiliates and associates (such terms are defined for purposes of this Letter Agreement as they are defined in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the record date for the Upcoming Annual Meeting to cause such shares, (x) to be present for quorum purposes, and (y) to be voted in favor of all nominees of the Company in its proxy statement for the Upcoming Annual Meeting for election to the Board that are nominated in accordance with and as required by this Letter Agreement and against the removal of any such director at such meeting. If the Mantle Ridge Group determines to vote other than in accordance with the recommendation of the Board as to any matter with respect to the Upcoming Annual Meeting as to matters not covered by the foregoing provisions, the Mantle Ridge Group shall first advise the Board of such intended determination privately and engage in good faith discussions with the Company regarding such matters.

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(m) Interim Special Meetings. Except as required by applicable law, the Company shall not call or hold any interim special meeting of stockholders prior to the Upcoming Annual Meeting.

(n) Board Meeting Scheduling. The Board will, in consultation with Mantle Ridge, the New Directors, the Continuing Directors and the senior members of management who would customarily attend Board or Board committee or working group meetings, seek to minimize time and availability conflicts of the Board members in scheduling any regular or special meetings of the Board or its committees or working groups while this Letter Agreement remains in effect and shall permit Board members to attend any meeting by phone or video conference to the extent necessary.

(o) Company Annual Report on Form 10-K. The Company shall use its reasonable best efforts to file its Annual Report on Form 10-K for the fiscal year ending January 29, 2022 with the SEC on or prior to March 15, 2022 or as soon thereafter as practicable, and shall keep Mantle Ridge apprised of its progress toward such filing.

2. Executive Chairman. The Company and the Mantle Ridge Group acknowledge that Mr. Dreiling’s agreement to continue to serve as Executive Chairman is subject to the negotiation and execution of an agreement with Mr. Dreiling for such service on terms acceptable to each of the Company and Mr. Dreiling, each acting reasonably. Promptly following the Board Reconstitution, the Company, Mr. Dreiling and the Board (and relevant Board committees) shall use their respective reasonable best efforts to promptly negotiate and finalize an agreement with Mr. Dreiling for his service as Executive Chairman.

3. Registration Rights. Promptly following the execution of this Letter Agreement (but in no event later than thirty days following the date hereof), the Company and the Mantle Ridge Group shall enter into a registration rights agreement granting to the Mantle Ridge Group customary and reasonable registration rights with respect to shares of Common Stock beneficially owned by the Mantle Ridge Group, which shall include customary and reasonable limitations on such registration rights.

4. Company Policies.

(a) Company Information. The Company acknowledges and agrees that none of the confidentiality provisions contained in the Company Policies or any other provision contained in any other document, agreement or policy of the Company shall be deemed to restrict the Mantle Ridge Director, whether acting as a Board Observer or as a New Director, from sharing any Company “confidential information” (such information and any notes, analyses, reports, models, compilations, studies, interpretations, documents, records or extracts thereof containing or based upon such information, in whole or in part, “Company Information”) with any of the Mantle Ridge Group’s employees or advisors who need to know such Company Information for the purpose of assisting the Mantle Ridge Group in evaluating and monitoring its investment in the Company, and facilitating its stewardship of the Company. The Mantle Ridge Director is expressly permitted to share Company Information only with such employees and advisors; provided, that, such employees or advisors either agree to maintain the

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confidentiality of Company Information to the same extent as required of the Mantle Ridge Director as a director of the Company or are otherwise bound (by fiduciary or other professional duty) to maintain the confidentiality of Company Information.

(b) Privileged Materials. Notwithstanding Section 4(a), in the event that the Company’s counsel designates in writing any materials provided to the Mantle Ridge Director as subject to the attorney-client privilege by labeling it “Privileged and Confidential”, then before providing any such information to the Mantle Ridge Group’s employees or advisors, the Mantle Ridge Director shall consult with legal counsel to Mantle Ridge as to whether the provision of such information would be reasonably likely to result in a loss of such privilege, and such counsel shall consult with counsel to the Company with regard to such matters. After receiving the advice of Mantle Ridge’s counsel, the Mantle Ridge Director will have the sole discretion as to whether to provide such information to the Mantle Ridge Group’s employees or advisors. At the request of Mantle Ridge, the Company shall use reasonable best efforts to make arrangements (including by providing redacted copies of materials or entering into a common interest agreement) that would maximize the ability of the Mantle Ridge Director to provide such materials without jeopardizing legal privilege.

(c) Confidentiality. The Mantle Ridge Group shall maintain the confidentiality of the Company Information to the same extent as required of the Mantle Ridge Director as a director of the Company and shall only use, and shall cause its employees and advisors to only use, Company Information in connection with the Mantle Ridge Group’s investment in the Company. The Mantle Ridge Director shall not be subject to any restrictions or requirements relating to the use, disclosure, handling, return or destruction of confidential information that are more onerous than those applied to any other director of the Company, it being understood and agreed that the Mantle Ridge Director shall not be requested or required to return or destroy confidential information unless all other present or former directors (if the Mantle Ridge Director is no longer serving on the Board) also receive the same request.

(d) Return of Company Information. Following such time as the Mantle Ridge Director is no longer serving on the Board, the Mantle Ridge Group will, promptly following the Company’s written request, return to the Company or destroy, at Mantle Ridge’s option, all hard copies of Company Information and use commercially reasonable efforts to permanently erase or delete all electronic copies of the Company Information in the Mantle Ridge Group’s or any of its employees’ or advisors’ possession or control (and, upon the request of the Company, the Mantle Ridge Group shall promptly certify to the Company that such Company Information has been returned, erased or deleted, as the case may be); provided, however, that (i) at Mantle Ridge’s election, it may retain any such information subject to the confidentiality terms hereof so long as it certifies to the Company that it will hold such information in a manner consistent with the most sensitive confidential information of the Mantle Ridge Group and that it will maintain the confidentiality of such information in accordance with the terms hereof, and (ii) if Mantle Ridge does not make the election described in clause (i), neither the Mantle Ridge Group nor any of its employees or advisors shall be required to destroy any computer records or files containing any Company Information that have been created pursuant to automatic electronic archiving and back-up procedures in the ordinary course of business where it would be unduly burdensome to do so or would be contrary to applicable law or applicable rules or regulations of any national securities exchange so long as such Confidential Information is not accessed other than as required by applicable law or applicable rules or regulations of any national securities exchange.

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(e) Policies Applicable to Mantle Ridge. The Company further acknowledges and agrees that, except for restrictions set forth in Company’s Insider Trading Policy, in each case with respect to prohibiting insider trading and confidentiality (subject to Section 4(a)), none of the restrictions contained in the Company Policies applicable to the Mantle Ridge Director (as a director), including any restrictions on pledging or making purchases on margin of, or entering into derivative or hedging arrangements (including options) with respect to, securities of the Company, or otherwise trading the Company’s securities during open window periods (it being understood and agreed that the Mantle Ridge Group shall be free to trade in the Company’s securities during open trading window periods without the prior approval of the Company, and shall only be prohibited from trading during blackout periods generally applicable to all of the Company’s directors and senior insiders), shall be deemed to apply to the Mantle Ridge Group (other than the Mantle Ridge Director in his capacity as a director of the Company).

(f) Permitted Disclosure. Notwithstanding anything to the contrary set forth in this Letter Agreement, nothing in this Letter Agreement shall restrict or limit the ability of the Mantle Ridge Group from engaging in a proxy contest, it being agreed that the Mantle Ridge Group and its representatives shall be entitled to disclose that portion of (and only such portion of) Company Information required to be disclosed by applicable law in order to engage in such a proxy contest.

5. Certain Actions. Subject to Section 10(a), neither the Board nor any of the New Directors or the Continuing Directors shall utilize committees of the Board for the purpose of discriminating against any director of the Board in order to limit any of their participation in substantive deliberations of the Board.

6. Press Release; Schedule 13D Amendment; Form 8-K. The Parties agree that promptly following the execution and delivery of this Letter Agreement by the Parties:

(a) the Company will issue the press release attached to this Letter Agreement as Exhibit F and file a Current Report on Form 8-K in the form attached to this Letter Agreement as Exhibit G; and

(b) Mantle Ridge will file an amendment to its Schedule 13D.

7. Power and Authority of the Company. The Company represents and warrants to the Mantle Ridge Group that (a) the Company has the corporate power and authority to execute and deliver this Letter Agreement and to bind it hereto, (b) this Letter Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms and (c) the execution, delivery and performance of this Letter Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default)

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under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

8. Power and Authority of the Mantle Ridge Group. Each member of the Mantle Ridge Group represents and warrants to the Company that (a) Mantle Ridge, as the authorized signatory of such member of the Mantle Ridge Group, has the power and authority to execute and deliver this Letter Agreement and to bind such member of the Mantle Ridge Group hereto, (b) this Letter Agreement has been duly authorized, executed and delivered by such member of the Mantle Ridge Group, constitutes a valid and binding obligation of such member of the Mantle Ridge Group, and is enforceable against each such member of the Mantle Ridge Group in accordance with its terms, (c) the execution of this Letter Agreement by such member of the Mantle Ridge Group does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to such member of the Mantle Ridge Group, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, and (d) the Mantle Ridge Group beneficially owns and has economic exposure to the shares of Common Stock set forth in Exhibit H. Other than as set forth in this Letter Agreement, the Mantle Ridge Group does not have any economic exposure to or voting power with respect to the Company.

9. Term.

(a) Minimum Threshold. Each Party’s obligations under this Letter Agreement will extend until, and terminate upon, the earlier to occur of (i) such time as the Mantle Ridge Group’s Economic Ownership Position (as defined below) with respect to the Company’s Common Stock ceases to represent at least two percent (2.0%) of the outstanding Common Stock (excluding the effects of any issuance of shares by the Company or similar transaction that increases the number of outstanding shares of Common Stock) and (ii) the end of the first consecutive twelve (12)-month period after the date of this Letter Agreement for the entirety of which the Mantle Ridge Group’s Net Long Position (as defined below) with respect to the Company’s Common Stock ceases to represent at least two percent (2.0%) of the outstanding Common Stock (excluding the effects of any issuance of shares by the Company or similar transaction that increases the number of outstanding shares of Common Stock); provided, that, Section 4 [Company Policies] shall continue in full force and effect until the date that is twelve (12) months after the date that a Mantle Ridge Director no longer serves as a director of the Company.

(b) Resignation. If at any time prior to the Upcoming Annual Meeting, the Mantle Ridge Group’s Economic Ownership Position with respect to the Company’s Common Stock ceases to represent at least five percent (5.0%) of the outstanding Common Stock (excluding the effects of any issuance of shares by the Company or similar transaction that increases the number of outstanding shares of Common Stock), the Mantle Ridge Group shall promptly (i) notify the Company that the Mantle Ridge Group’s Economic Ownership Position with respect to the Company’s Common Stock ceases to represent at least five percent (5.0%) of the outstanding Common Stock and (ii) cause the Mantle Ridge Director to tender his or her resignation from the Board, any committee thereof and any other position at the Company or any of its subsidiaries.

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(c) Economic Ownership Position; Net Long Position. For purposes of this Letter Agreement, (i) the Mantle Ridge Group’s “Economic Ownership Position” shall be equal to the sum of (x) the aggregate number of shares of Common Stock beneficially owned (as defined in Rule 13d-3 under the Exchange Act) by the Mantle Ridge Group and (y) the aggregate number of shares of Common Stock which are the subject of, or the reference securities for, or which underlie, Synthetic Positions of the Mantle Ridge Group, (ii) “Synthetic Position” shall mean any option, warrant, convertible security, stock appreciation right, or other security, contract right or derivative position or similar right (including any “swap” transaction with respect to any security, other than a broad based market basket or index), whether or not presently exercisable, that has an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the Common Stock or a value determined in whole or in part with reference to, or derived in whole or in part from, the value of the Common Stock and that increases in value as the market price or value of the Common Stock increases or that provides an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the Common Stock, in each case regardless of whether (x) it conveys any voting rights in such Common Stock to any person, (y) it is required to be or capable of being settled, in whole or in part, in Common Stock or (z) any person (including the holder of such Synthetic Position) may have entered into other transactions that hedge its economic effect, and (iii) the Mantle Ridge Group’s “Net Long Position” shall be equal to (x) the Mantle Ridge Group’s Economic Ownership Position minus (y) the number of shares of Common Stock which are the subject of, or the reference securities for, or which underlie, derivative securities or contracts held by the Mantle Ridge Group that increase in value as the market price or value of the Common Stock decreases.

10. Fiduciary Duties; Rights of New Directors.

(a) Fiduciary Duties. Nothing in this Letter Agreement will be deemed to require the violation of the fiduciary duties of any director of the Company under Virginia law in the director’s capacity as such.

(b) Rights of New Directors. Mantle Ridge acknowledges that the New Directors and Continuing Directors shall have all of the rights and obligations, including fiduciary duties to the Company and its stockholders, of a director under applicable law and the Company’s organizational documents while such New Directors or Continuing Directors are serving on the Board.

(c) New Director Compensation. The Company agrees that the New Directors and the Continuing Directors shall receive:

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(i) the same benefits of director and officer insurance, and any indemnity and exculpation arrangements available generally to the directors of the Board;

(ii) other than Rick Dreiling, the same compensation for his or her service as a director (including for committee and committee chair service) as the compensation received by other non-management directors on the Board; and

(iii) such other benefits on the same basis as all other non-management directors on the Board, including, unless otherwise requested by such New Director, having the Company (or legal counsel) prepare and file with the SEC, at the Company’s expense, any Form 3, Form 4 and Form 5 under Section 16 of the Exchange Act that are required to be filed by each director of the Company.

(d) Retiring Director Compensation and Rights. Mantle Ridge and the Company acknowledge that the Retiring Directors will continue to have the benefits, rights, privileges and protections to which they are entitled and that it is the Company’s (including the Board’s and relevant Board committees, such as the Compensation Committee’s) intention that the departures and/or resignations of the Retiring Directors shall be treated as a retirement for purposes of all applicable plans and policies (including equity awards and for purposes of post-resignation stock option exercise periods) and that all equity awards of Retiring Directors shall, and shall be deemed to, fully and immediately vest in all respects as of their last date of service as a director of the Company to the extent they have not previously vested.

11. Trading in Company Securities. Each member of the Mantle Ridge Group acknowledges that it, and its employees and advisors, may have access to information concerning the Company constituting material non-public information under applicable federal and state securities laws, and each member of the Mantle Ridge Group agrees that neither it nor any of its employees or advisors shall trade or engage in any derivative or other transaction on the basis of such information in violation of such laws.

12. Counterparts. This Letter Agreement may be executed in two or more counterparts, each of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

13. Specific Performance. Each Party acknowledges and agrees that irreparable injury to the other Party would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages are not an adequate remedy for such a breach. It is accordingly agreed that each Party may be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof. Each Party agrees to waive any bonding requirement under any applicable law in the case any other Party seeks to enforce the terms by way of equitable relief.

14. APPLICABLE LAW AND JURISDICTION. THIS LETTER AGREEMENT WILL BE GOVERNED BY, AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO CONFLICTS OF LAWS PRINCIPLES. EACH OF THE PARTIES IRREVOCABLY AGREES THAT ANY LEGAL ACTION OR

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PROCEEDING BASED ON OR ARISING OUT OF THIS LETTER AGREEMENT WILL BE BROUGHT EXCLUSIVELY IN THE U.S. DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (OR, IF SUCH COURT DECLINES TO ACCEPT JURISDICTION, ANY STATE OR FEDERAL COURT SITTING IN THE CITY OF NEW YORK, NEW YORK COUNTY). EACH OF THE PARTIES IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY SUCH ACTION OR PROCEEDING. EACH OF THE PARTIES HEREBY IRREVOCABLY SUBMITS TO THE PERSONAL JURISDICTION OF THE AFORESAID COURTS, AND IRREVOCABLY WAIVES ANY ARGUMENT THAT SUCH COURTS ARE AN INCONVENIENT OR IMPROPER FORUM. EACH PARTY CONSENTS TO SERVICE OF PROCESS BY A REPUTABLE OVERNIGHT DELIVERY SERVICE, SIGNATURE REQUESTED, TO THE ADDRESS OF SUCH PARTY’S PRINCIPAL PLACE OF BUSINESS OR AS OTHERWISE PROVIDED BY APPLICABLE LAW.

15. Notice. All notices, consents, requests, instructions, approvals and other communications provided for in this Letter Agreement and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) if given by telecopy, when such telecopy is transmitted to the telecopy number set forth below, and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this Section 15:

If to the Company:

Dollar Tree, Inc.

500 Volvo Parkway

Chesapeake, Virginia 23320

Attention: William A. Old, Jr., Chief Legal Officer and Corporate Secretary

Facsimile: (757) 321-5949

With a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Sabastian V. Niles, Esq.

Facsimile: (212) 403-2366

If to Mantle Ridge:

MR Cobalt Advisor LLC

c/o Mantle Ridge LP

712 Fifth Avenue, Suite 17F

New York, NY 10019

Attention: Chris Lee, Chief Compliance Officer

Facsimile: (646) 762-8541

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With a copy to (which shall not constitute notice):

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, New York 10281

Attention: Richard M. Brand, Esq.; Stephen Fraidin, Esq.; Braden McCurrach, Esq.

Facsimile: (212) 504-6666

16. Entire Agreement; Amendment. This Letter Agreement, including exhibits and schedules attached to this Letter Agreement, contains the entire understanding of the Parties with respect to the subject matter hereof. This Letter Agreement may be amended only by an agreement in writing executed by the Parties, and no waiver of compliance with any provision or condition of this Letter Agreement and no consent provided for in this Letter Agreement shall be effective unless evidenced by a written instrument executed by the Party against whom such waiver or consent is to be effective. No failure or delay by a Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

17. Severability. If at any time subsequent to the date of this Letter Agreement, any provision of this Letter Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Letter Agreement.

18. No Third Party Beneficiaries; Assignment. This Letter Agreement is solely for the benefit of the Parties and is not binding upon or enforceable by any other persons. No Party may assign its rights or delegate its obligations under this Letter Agreement, whether by operation of law or otherwise, and any assignment in contravention hereof shall be null and void. Nothing in this Letter Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Letter Agreement on any persons other than the Parties, nor is anything in this Letter Agreement intended to relieve or discharge the obligation or liability of any third persons to any Party.

19. Interpretation and Construction. When a reference is made in this Letter Agreement to a Section, such reference shall be to a Section of this Letter Agreement, unless otherwise indicated. The headings contained in this Letter Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Letter Agreement. Whenever the words “include,” “includes” and “including” are used in this Letter Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Letter Agreement shall refer to this Letter Agreement as a whole and not to any particular provision of this Letter Agreement. The word “will” shall be construed to have the same meaning as the word “shall.” The words “date hereof” will refer to the date of this Letter Agreement. The word “or” is not exclusive. The definitions contained in this Letter Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to in this Letter Agreement means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time

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amended, modified or supplemented. For purposes of this Letter Agreement the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Letter Agreement, and that it has executed the same with the advice of said independent counsel. Each Party cooperated and participated in the drafting and preparation of this Letter Agreement and the documents referred to in this Letter Agreement, and any and all drafts relating thereto exchanged among the Parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Letter Agreement against any Party that drafted or prepared it is of no application and is expressly waived by each of the Parties, and any controversy over interpretations of this Letter Agreement shall be decided without regards to events of drafting or preparation.

[Signature Page Follows]

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If the terms of this Letter Agreement are in accordance with your understanding, please sign below and this Letter Agreement will constitute a binding agreement among us.

Dollar Tree, Inc.

By:	/s/ Michael A. Witynski
Name: Michael A. Witynski
Title: President and Chief Executive Officer

Acknowledged and agreed to as of the date first written above:

MR COBALT ADVISOR LLC, on behalf of itself and its affiliated funds

By: Mantle Ridge LP, its sole member

By: Mantle Ridge GP LLC, its general partner

By: PCH MR Advisor Holdings LLC, its managing member

By:	/s/ Paul C. Hilal
Name: Paul C. Hilal
Title: Sole Member

[Signature Page to Stewardship Framework Agreement]

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